Filed Pursuant to Rule 433
Registration No. 333-165133
April 12, 2011
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated April 12, 2011)

Issuer:	Georgia Power Company
Security:	Series 2011B 3.00% Senior Notes due April 15, 2016
Expected Ratings:*	A3/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$250,000,000
Initial Public Offering Price:	99.973%
Maturity Date:	April 15, 2016
Treasury Benchmark:	2.25% due March 31, 2016
US Treasury Yield:	2.206%
Spread to Treasury:	+80 basis points
Re-offer Yield:	3.006%
Coupon:	3.00%
Make-Whole Call:	T+15 basis points
Interest Payment Dates:	April 15 and October 15 of each year beginning October 15, 2011
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	373334JV4
Trade Date:	April 12, 2011
Expected Settlement Date:	April 19, 2011 (T+5)
Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. Incorporated
Co-Managers:	Credit Agricole Securities (USA) Inc. Mihuzo Securities USA Inc. The Williams Capital Group, L.P.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

 The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, Barclays Capital Inc. toll free at 1-888-603-5847, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.